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                                                                  EXHIBIT (a)(7)

FOR IMMEDIATE RELEASE

     CONTACTS:

           BREUNER'S HOME FURNISHINGS CORPORATION

           Michael H. Solomon
           Chairman and Chief Executive Officer
           (619) 268-3447

           HUFFMAN KOOS INC.

           Joseph Albanese
           Chief Financial Officer
           (201) 343-4300

                             HUFFMAN KOOS INC. AND
                     BREUNER'S HOME FURNISHINGS CORPORATION
                     ENTER INTO DEFINITIVE MERGER AGREEMENT

     River Edge, New Jersey, September 19, 1995 -- Huffman Koos Inc. (NASDAQ:
HUFK) and Breuner's Home Furnishings Corporation announced today that they have entered into a definitive merger agreement pursuant to which Breuner's will acquire Huffman Koos. Under the merger agreement, HK Acquisition Company, Inc., a wholly owned subsidiary of Breuner's, will promptly commence a cash tender offer for all of the outstanding shares of Huffman Koos common stock for $9.375 per share. Any shares not purchased in the tender offer will be acquired for the same price in cash in a second-step merger. Huffman Koos has approximately 3,938,400 shares outstanding.

     Huffman Koos is a full service, specialty retailer targeting middle and upper middle income customers by offering high-quality, name-brand furniture at competitive prices. Breuner's, through its wholly owned subsidiary Arnold's Acquisition Corporation, operates 12 full line, better quality home furnishings stores under the "Breuner's" name in Northern California and Nevada, and under the "Arnold's" name in San Diego. Breuner's was recently formed by Kidd, Kamm & Company and Michael H. Solomon to effect the transaction with Huffman Koos, and is a holding company for its other furniture operations. The combination of Breuner's and Huffman Koos will form one of the largest retailers of better home furnishings in the United States with a significant and diversified presence in the largest furniture markets in the country, California and the Greater New York Metropolitan Area.

     Fred Berk, the President and CEO of Huffman Koos, who will also be assuming the position of President of Breuner's, stated that "I am looking forward to working closely with Michael Solomon, Chairman and CEO of Breuner's, in building the two organizations into one of the leading retailers in our industry." Michael H. Solomon stated that "Huffman Koos and Breuner's are a perfect fit. Together, the two companies have substantial operating advantages given similar product lines, MIS systems, distribution structures and consumer financing arrangements. All of us at Breuner's are excited about teaming up with Fred Berk and the Huffman Koos management organization to build a leading retailer of quality home furnishings on both the east and west coasts. Averaging 60,000 square feet and featuring such high quality lines as Thomasville, Henredon and Lexington, Huffman Koos' large format stores are very similar to those operated by Breuner's."

     On April 19, 1995, Huffman Koos announced that it had retained The Chicago Corporation to assist it in considering the possible sale of Huffman Koos and to review other strategic alternatives.

     Consummation of the tender offer is contingent upon the tender of 90% of Huffman Koos outstanding shares, the expiration or termination of any applicable waiting periods under the federal Hart-Scott-Rodino
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Antitrust Improvements Act, the receipt by Breuner's of sufficient financing for the acquisition and other customary conditions. Breuner's has obtained a commitment to provide the funding necessary for the acquisition subject to customary conditions. If less than 90% of Huffman Koos outstanding shares are tendered in Breuner's cash tender offer, the parties may, subject to the satisfaction of certain conditions, complete the acquisition through a long-form merger.

     The Huffman Koos Board of Directors has unanimously approved the tender offer and, accordingly, recommends that Huffman Koos' stockholders accept the offer and tender their shares. Huffman Koos' two largest stockholders, Jupiter Industries, Inc. and Sussex Group, Ltd., which together hold in the aggregate approximately 55.9% of the total outstanding shares of Huffman Koos, have agreed to tender their shares in the offer.

     Jupiter and Sussex have also granted to HK Acquisition an option to purchase, subject to certain customary conditions, their shares at $9.375 per share. The option expires on the expiration of the merger agreement. Breuner's and HK Acquisition have agreed that if HK Acquisition exercises the option, Breuner's and HK Acquisition will cash out Huffman Koos' remaining stockholders at the same price by merger or otherwise.

     If the Huffman Koos Board of Directors in exercising its fiduciary duties withdraws its approval or recommendation of the offer or the merger agreement, in the case of a superior proposal, and the merger agreement is terminated, then Huffman Koos is obligated to pay Breuner's a break-up fee of $1,500,000 plus expenses not to exceed $1,850,000.

     During its fiscal year ended January 31, 1995, Huffman Koos had net sales of approximately $119.1 million, operating income of approximately $5.2 million and over 500 employees.